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July 3, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:  Colonial Gas Company Savings Plan
     Registration Statement on Form S-8
     (REGISTRATION NO. 33-34067)

Ladies and Gentlemen:

In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Colonial Gas Company Savings Plan (the "Plan") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-8 (Registration No. 33-34067), together with all exhibits thereto (the "Registration Statement"). The Plan is requesting such withdrawal because the Plan has been amended so that no shares of Colonial Gas Company or Eastern Enterprises, publicly traded companies affiliated with the Plan, are being issued and sold under the Plan.

The Plan further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the files for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

If you have any questions with respect to this letter, please call the undersigned at (617) 723-5512, ext. 2213, or David B. Walek of the law firm of Ropes & Gray at (617) 951-7388.

Sincerely,

COLONIAL GAS COMPANY SAVINGS PLAN



By: Dennis W. Carroll
    -----------------
    Name:  Dennis W. Carroll
    Title:  Vice President and Controller

Cc: David B. Walek, Esq.